UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                               Amendment number 1

                    Under the Securities Exchange Act of 1934
                               (Amendment No.     )*
                                             -----

                             NOVA COMMUNICATIONS LTD
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              SERIES "B" PREFERRED
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                       N/A
                         ------------------------------
                                 (CUSIP Number)

                              Robert C. Laskowski
                 520 SW Yamhill, Suite 600, Portland, OR 97204-1329
                                  503-241-0780
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                   May 9, 2005
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------


 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Arthur N. Robins
      --------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY
      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      SC
      --------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
      --------------------------------------------------------------------------
                          7)  SOLE VOTING POWER
      NUMBER OF               100,000 Shares
      SHARES                  --------------------------------------------------
      BENEFICIALLY        8)  SHARED VOTING POWER
      OWNED BY                0
      EACH                    --------------------------------------------------
      REPORTING           9)  SOLE DISPOSITIVE POWER
      PERSON                  100,000 Shares
      WITH                    --------------------------------------------------
                         10)  SHARED DISPOSITIVE POWER
                              0
      --------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      100,000 Shares
      --------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100% of class
      --------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

                  Common Stock

                  Nova Communications Ltd.
                  1005 Terminal Way, Suite 110
                  Reno, NV 89502

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)      Arthur N. Robins
                  (b)      1005 Terminal Way, Suite 110
                           Reno, NV 89502
                  (c)      Investor
                  (d) Mr. Robins has not been convicted in any criminal proceeding during the past five years.
                  (e) Mr. Robins has not been a party to a civil proceeding of any kind during the past five years.
                  (f)      USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The consideration for the issuance of these shares is stated in the Stock Purchase Agreement dated May 9, 2005, which was filed as an exhibit to the issuer's Current Report on Form 8-K, filed on May 12, 2005 and amended by Form 8-K/A on May 13, 2005.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Investment

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) 100,000 shares representing 100% of the Series "B" Preferred Stock of the issuer.

                  (b)      Sole voting power over 100,000 shares.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2005
                                               /s/ ARTHUR N. ROBINS
                                               ---------------------------------
                                               Arthur N. Robins